UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

TEJON RANCH CO.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
8790801091
(CUSIP Number)
Daniel R. Tisch c/o TowerView LLC 500 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 8790801091		Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TowerView LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,600,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14		TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. 8790801091		Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) DT Four Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 710,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 710,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14		TYPE OF REPORTING PERSON (See Instructions) IV

SCHEDULE 13D

CUSIP No. 8790801091		Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Daniel R. Tisch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,310,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,310,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,310,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $.50 per share (the “Common Stock”), of Tejon Ranch Co., a Delaware corporation (the “Company”) whose address is P.O. Box 1000, Lebec, California 93243.

Item 2.	Identity and Background.

This statement is being filed by jointly TowerView LLC (“TowerView”), DT Four Partners, LLC (“DT Four Partners”) and Daniel R. Tisch (collectively, the “Reporting Persons”).

Each of TowerView and DT Four Partners is a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and whose principal business is investments.  The managing member of each of TowerView and DT Four Partners is Daniel R. Tisch whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Stock described herein were provided from working capital of TowerView and DT Four Partners.

Item 4.	Purpose of Transaction.

The shares of Common Stock to which this Schedule relates were acquired for investment purposes and not for the purpose or with the effect of changing or influencing the control of the Company or in connection with or as a participant in any transaction having such purpose or effect.  In the future the Reporting Persons may, from time to time, acquire additional shares of Common Stock, maintain their present ownership position or sell shares of Common Stock, depending, among other things, upon the trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company, general economic, market and industry conditions and the Reporting Persons’ overall investment objectives.

Except as set forth herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the

Page 5 of 8 Pages

Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Daniel R. Tisch was elected to the Board of Directors of the Company on March 13, 2012.

Item 5.	Interest in Securities of the Issuer.

The aggregate number and percentage of the outstanding shares of Common Stock (based upon a total of 19,987,559 shares outstanding as of February 25, 2012, as stated in the Company’s Form 10-K for the fiscal year ended December 31, 2011) beneficially owned by each of the Reporting Persons as of the date hereof were as follows:

Name	No. of Shares	Percentage
TowerView LLC	2,600,000	13.0
DT Four Partners, LLC	710,000	3.6
Daniel R. Tisch	3,310,000	16.6

Daniel R. Tisch has power to vote and power to dispose of shares held by TowerView LLC and DT Four Partners, LLC.  Accordingly, any shares beneficially owned by them may be deemed to be beneficially owned by him.

No shares of Common Stock were purchased by any of the Reporting Persons during the 60 days preceding the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of the date hereof, by and among TowerView LLC, DT Four Partners, LLC and Daniel R. Tisch.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2012

TowerView LLC
By /s/Daniel R. Tisch
Daniel R. Tisch
General Member

DT Four Partners, LLC
By /s/Daniel R. Tisch
Daniel R. Tisch
General Member

/s/Daniel R. Tisch
Daniel R. Tisch

Page 7 of 8 Pages

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement on Schedule 13D dated March 21, 2012 relating to the Common Stock of Tejon Ranch Co. is being filed with the Securities and Exchange Commission on behalf of each of them.

March 21, 2012

TowerView LLC
By /s/Daniel R. Tisch
Daniel R. Tisch
General Member

DT Four Partners, LLC
By /s/Daniel R. Tisch
Daniel R. Tisch
General Member

/s/Daniel R. Tisch
Daniel R. Tisch

Page 8 of 8 Pages